Term sheet	Filed pursuant to Rule 433
To preliminary prospectus dated November 9, 2006,	File No. 333-138537
November 9, 2006

Millennium Pharmaceuticals, Inc.

$225,000,000
2.25% Convertible Senior Notes due November 15, 2011

Issuer:	Millennium Pharmaceuticals, Inc.
Ticker / Exchange:	MLNM / The NASDAQ Global Select Market
Title of securities:	2.25% Convertible Senior Notes due November 15, 2011
Aggregate principal amount offered:	$225 million
Principal amount per note:	$1,000
Issue price:	100%
Over-allotment option:	$25 million
Aggregate underwriting compensation:	$6.75 million (assuming no exercise of the underwriters’ over-allotment option)
Annual interest rate:	2.25% per year
Conversion premium:	Approximately 37.50% over the closing price on The NASDAQ Global Select Market of $11.25 on November 9, 2006
Conversion price:	Approximately $15.47 per share of common stock
Conversion rate:	64.6465 shares of common stock per $1,000 principal amount of notes (subject to adjustment)
Settlement upon conversion:	In lieu of shares of common stock, the Issuer may deliver cash or a combination of cash and shares of common stock.
Conversion trigger price:	The conversion trigger price immediately following issuance of the notes will be $18.56, which is 120% of the initial conversion price for the notes per share of common stock.
Conversion during three months prior to maturity:	A holder may convert its notes at any time on or after August 15, 2011 through the business day immediately preceding November 15, 2011.
Trustee:	U.S. Bank National Association
Interest payment dates:	May 15 and November 15 of each year, beginning May 15, 2007
Maturity date:	November 15, 2011
Put dates:	None
Dividend protection:	Full dividend protection via a conversion rate adjustment
Repurchase at the option of the holder upon change in control:

Upon a change in control, the holders may require the Issuer to repurchase for cash all or a portion of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any.

Ranking:

The notes will be general, unsecured obligations of the Issuer and will be effectively subordinated to all existing and future debt of the Issuer, to the extent of the assets securing such debt, and are structurally subordinated to all liabilities of the Issuer’s subsidiaries, including trade payables.

Use of proceeds:

The Issuer estimates that the net proceeds from this offering will be approximately $217.7 million, or approximately $242.0 million if the Underwriters exercise their option in full to purchase additional notes, in each case, after deducting underwriting discounts and estimated offering expenses.

The Issuer expects to use the net proceeds from this offering primarily to acquire therapeutic agents, which may be in development or already marketed, through license arrangements or acquisitions of other companies, and any balance for general corporate purposes, including working capital.

Listing:	There is no plan to list the notes on any securities exchange or to include them in any automated quotation system.
Trade date:	November 9, 2006
Settlement date:	November 15, 2006
CUSIP:	599902 AD 5
ISIN NUMBER:	US599902AD54
Underwriters:	Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc.
Adjustment to conversion rate upon a make-whole change in control:

Holders who convert their notes in connection with a make-whole change in control will be, under certain circumstances, entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such make-whole change in control. The following table sets forth the stock price, effective date and number of make-whole shares to be added to the conversion rate per $1,000 principal amount of the notes.

	Effective Date
Stock Price	November 15, 2006	November 15, 2007	November 15, 2008	November 15, 2009	November 15, 2010	November 15, 2011
$11.25	24.2424	24.2424	24.2424	24.2424	24.2424	24.2424
$14.00	15.5813	14.8709	13.9069	12.5409	10.4733	6.7821
$16.00	11.7987	10.9631	9.8544	8.3139	5.9832	0.0000
$18.00	9.2068	8.3439	7.2225	5.7068	3.5131	0.0000
$20.00	7.3711	6.5326	5.4655	4.0691	2.1755	0.0000
$22.00	6.0350	5.2463	4.2634	3.0207	1.4532	0.0000
$24.00	5.0350	4.3065	3.4172	2.3305	1.0532	0.0000
$26.00	4.2722	3.6064	2.8094	1.8665	0.8254	0.0000
$28.00	3.6755	3.0703	2.3592	1.5424	0.6852	0.0000
$30.00	3.2033	2.6549	2.0212	1.3120	0.5952	0.0000
$32.00	2.8207	2.3240	1.7590	1.1403	0.5304	0.0000
$34.00	2.5053	2.0555	1.5505	1.0075	0.4796	0.0000
$36.00	2.2440	1.8360	1.3834	0.9037	0.4395	0.0000
$38.00	2.0237	1.6530	1.2461	0.8193	0.4056	0.0000
$40.00	1.8358	1.4984	1.1312	0.7491	0.3762	0.0000
$42.00	1.6739	1.3661	1.0335	0.6892	0.3500	0.0000
$44.00	1.5331	1.2516	0.9494	0.6373	0.3266	0.0000

The exact stock prices and effective dates may not be set forth in the applicable table, in which case:

•       if the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the make-whole shares issued upon conversion of the notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock prices and/or the earlier and later effective dates, as applicable, based on a 365-day year;

•       if the stock price is in excess of $44.00 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the notes; and

•       if the stock price is less than $11.25 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the notes.

The conversion rate of the notes shall not exceed 88.8888 per $1,000 principal amount of such notes, subject to adjustment in the same manner as the conversion rate.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. at 1-866-718-1649 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.